Exhibit 99.1

CONTACT: David A. Martin Vice President and Chief Financial Officer Insituform Technologies, Inc. 636-530-8000	Matthew Sherman / Dan Katcher Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

FOR IMMEDIATE RELEASE

INSITUFORM MAILS LETTER TO STOCKHOLDERS;
SETS THE RECORD STRAIGHT ABOUT WATER ASSET MANAGEMENT

Urges Stockholders to Support Insituform’s Board of Directors and
VOTE the WHITE Proxy Card Today

Chesterfield, MO — May 5, 2008 — Insituform Technologies, Inc. (Nasdaq Global Select Market: INSU) today announced that it is sending a letter to its stockholders in connection with the Company’s May 19, 2008 Annual Meeting of Stockholders.  The letter sets the record straight about numerous misstatements, distortions and misrepresentations made by dissident hedge fund Water Asset Management.

The full text of the letter follows:

May 5, 2008

Dear Fellow Stockholder:

Insituform’s May 19, 2008 Annual Meeting of Stockholders is rapidly approaching.  We strongly recommend that you vote Insituform’s WHITE proxy card FOR all of your Board’s experienced directors TODAY.

You should be aware that, in its effort to take control of your Company by electing its slate of five under-qualified, hand-picked nominees, a dissident hedge fund, Water Asset Management (“WAM”), has employed an ever-changing strategy of misstatements, distortions and misrepresentations. We urge you to consider the facts about the following key issues:

SETTING THE RECORD STRAIGHT:  WAM’S “PLAN”

Does WAM have a plan?
We believe WAM’s “plan” is based on bogus numbers and merely parrots existing Insituform business improvement programs.
THE FACTS:
▪	For five months, the only “plan” put forward by WAM was to undertake an immediate sale of Insituform and not hire a CEO.
▪	Less than two weeks ago, WAM announced a new “strategy” – they wanted to try to sell the Company, and – if and only if that failed – would they begin to develop a business plan.
▪	Just last week, WAM announced its third “plan” in five months.

Take a closer look at the latest WAM “plan”:
WAM claims it can increase sales of Insituform Blue®.
THE FACTS:
▪	WAM’s target is below the level in Insituform’s current plan.

WAM claims it can improve the win rate on competitive bids.
THE FACTS:
▪	Insituform has already improved its win rate 10% vs. one year ago.
▪	Backlog in Q1 2008 improved by more than 10% since year-end and 42% since Q1 2007.

WAM claims it can increase negotiated business.
THE FACTS:
▪	The Company doubled its negotiated business in Q1 2008 vs. one year ago.
▪	Insituform’s revenue target exceeds the number in WAM’s plan.

WAM claims it can cut costs in purchasing, reduce the legal budget by $10 million and improve manufacturing and installation processes.
THE FACTS:
▪	Insituform already has preferred pricing arrangements with virtually all its vendors and believes it has the lowest resin cost in the industry.
▪	Insituform has continually enhanced productivity through improved management practices and technology implementation.
▪	Insituform’s entire budget for outside legal services is only $5.5 million.

WAM doesn’t know Insituform’s business, and it doesn’t know the numbers.  Don’t be fooled by WAM’s last-minute effort to deflect attention from its ill-conceived fire-sale strategy in the worst M&A market in recent years by throwing together a “business plan of the day.”

SETTING THE RECORD STRAIGHT:  WAM’S MISLEADING ATTACKS ON YOUR COMPANY’S CORPORATE GOVERNANCE PROCESS

WAM falsely states that Insituform refused to fairly consider WAM’s director nominees.
THE FACTS:
▪
The Corporate Governance & Nominating Committee of your Board, consisting entirely of independent directors, repeatedly offered to meet with WAM’s nominees, but each time WAM refused to make its nominees available.

▪
WAM has stated that the only necessary qualification for its nominees to serve on your Board was a commitment to pursuing a fire-sale of the Company and immediately ending the search for a permanent CEO – a curious position given that WAM’s latest “plan” for Insituform purports to center on operating the business, not selling the Company.

WAM falsely states that Insituform rebuffed offers from potential buyers.
THE FACTS:
▪	Your Board has not received any acquisition offers.
▪
After a comprehensive review of strategic alternatives for the Company, your Board, based on input from its independent financial advisor, Merrill Lynch, unanimously determined that a sale of Insituform at this time would not maximize value for stockholders.

WAM falsely states that Insituform has had four CEOs in five years.
THE FACTS:
▪	Insituform has had three permanent CEOs during the last 12 years—Tony Hooper from November 1996 to July 2003, Tom Rooney from July 2003 to August 2007 and Joe Burgess since April 2008.

SETTING THE RECORD STRAIGHT:  WAM HAS MISSTATED
INSITUFORM’S TRACK RECORD

WAM has misrepresented Insituform’s financial performance.
THE FACTS:
▪
Over the past five years, apart from the downturn in 2007, Insituform’s revenues, margins and net income from continuing operations have increased each year.  During this period, the Company invested in new products and technologies that have positioned Insituform to compete more effectively in its core North American Rehabilitation marketplace and in the broader global water industry.  This has permitted the Company to pursue higher growth and higher margin businesses, as is reflected by a series of major contract wins in its international and Insituform Blue® businesses in 2008.

▪
In fact, despite challenges in recent periods, since January 1, 1998, Insituform’s share price is up 128% compared with 46% for the S&P500.  Can Insituform do better?  Yes, and your Board and management are focused on delivering substantial share price appreciation by executing Insituform’s business plan.

WAM has mischaracterized the international operating experience of Insituform’s new President and CEO.
THE FACTS:
▪	Joe Burgess’ 20+ year career has given him significant international operating experience, including his involvement with numerous major projects in South America, the Caribbean, Europe and Asia.
▪	Mr. Burgess most recently served as President and CEO of Veolia Water North America, a division of Veolia Environnement, a global environmental services corporation based in France.
▪	Joe Burgess’ international experience will be instrumental in the geographic expansion and international growth of Insituform.

WAM has misrepresented Insituform’s acquisition track record.
THE FACTS:
▪
Over the past 20 years, Insituform has successfully completed and integrated over 20 global acquisitions. A few examples are Video Injection S.A. (France);  Sewer Services Ltd. (United Kingdom); Insituform Rioolrenovatietechnieken BV (The Netherlands); Insituform Canada (Canada); United Pipeline Systems (U.S. and Canada); and Enviroq Corporation, Naylor Industries and Insituform Midwest (United States).

WAM has distorted Insituform’s safety record.
THE FACTS:
▪	Safety is a core value of Insituform.
▪
For the past three years, Insituform’s recordable incident and lost time incident rates were better than industry rates.  In 2006 and 2007, Insituform’s lost time incident rate was 0.31 and 0.51, respectively.   These rates are 86% and 77%, respectively, better than the average industry lost time incident rate over the last several years of 2.2.

▪	In the last five years Insituform has had only one citation. Our goal is zero accidents.

SETTING THE RECORD STRAIGHT:  WAM’S MISPRESENTATION OF
ITS OWN PRINCIPALS AND DIRECTOR NOMINEES

WAM falsely claims that it is a long-term investor in Insituform.
THE FACTS:
▪	WAM’s principals have a history of shorting Insituform’s stock – a bet that the Company’s stock price would fall.
▪
According to materials disseminated in May 2007 by The Reservoir Fund LLC, a WAM affiliate of which Messrs. Deane and Diserio are principals, The Reservoir Fund engaged in short trading of the Company’s stock in the second and third quarters of 2006. These are not the actions of a long-term investor.

WAM distorts its investment track record.
THE FACTS:
▪	WAM has been in existence for less than one year.
▪	WAM’s principals have no previous known investment track record.
▪	Based on the limited publicly available information about WAM, WAM’s only investments are in Insituform and one other $200,000 investment.
▪
No public information is available regarding the size of TRF Master Fund (Cayman) LP, WAM’s assets under management, the percentage of its assets tied up in Insituform, WAM’s track record, the record of the prior management firms of one of WAM’s principals, Mr. Diserio, or the identity of WAM’s investors.

WAM exaggerates the qualifications of its nominees.
THE FACTS:
▪	Three of WAM’s hand-picked nominees have NO public company board experience and those same three nominees are all WAM insiders.
▪	Another WAM nominee, Senator Alfonse D’Amato, has been criticized by independent proxy advisors for his poor corporate governance as a director at CA, Inc. (formerly Computer Associates).

WAM misrepresents the industry experience of its nominees and principals.
THE FACTS:
▪	WAM’s nominees have NO operating experience in the industries in which Insituform operates.
▪
Messrs. Deane and Diserio, the two leading principals of the WAM hedge fund, have NO relevant water experience. Mr. Deane’s only experience in the water industry is purchasing water rights, a real estate activity.

▪	WAM also misrepresents the experience of one of its nominees, Mr. Vande Steege, by claiming that he is the former CEO of a Fortune 500 company, when it appears that he was President and COO.

SETTING THE RECORD STRAIGHT: THE ONLY TRUTH ABOUT WAM IS ITS PATTERN OF MISSTATEMENTS, DISTORTIONS AND MISREPRESENTATIONS

We strongly encourage stockholders to carefully consider WAM’s history of misstatements, distortions and misrepresentations in its desperate attempt to usurp control of your Board.

Ask yourself: Why would you entrust the fate of your Company and your investment in Insituform to a hedge fund that, together with its nominees, have NO relevant experience in the markets in which Insituform operates, NO meaningful investment track record and NO real interest in executing our strategic plan for the benefit of all stockholders?

SET THE RECORD STRAIGHT:
RE-ELECT INSITUFORM’S DIRECTORS —VOTE THE WHITE PROXY CARD TODAY

Insituform’s Board is comprised of experienced, highly qualified directors who have developed and implemented a plan to transform Insituform from a company focused on sewer rehabilitation for U.S. municipalities to one that is positioned to participate in the global water industry through multiple products, geographies and customer segments. We are confident that we have the right plan in place and the right leadership to implement it. Our strategic plan is producing results and your Company is poised to capitalize on its leadership position within North America and around the world.

Don’t let WAM disrupt the Company’s progress and risk the value of your investment in the Company. Please vote Insituform’s WHITE proxy card today FOR all of your Board’s experienced directors —by telephone, Internet or by signing, dating and returning the enclosed WHITE proxy card today in the postage-paid envelope provided.

On behalf of the Board of Directors, I thank you for your continued support of Insituform.

Sincerely,

/s/  Alfred L. Woods
Alfred L. Woods
Chairman

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED
Stockholders Call Toll-Free:  (888) 750-5834
Banks and Brokers Call Collect:  (212) 750-5833

IMPORTANT
We urge you NOT to sign any Blue proxy card sent to you by Water Asset Management.
If you have already done so, you have every legal right to change your vote by using the enclosed WHITE proxy card to vote TODAY—by telephone,
by Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

Insituform recommends that all stockholders support its Board of Directors and reject all of the dissident stockholder’s nominees. It is important to remember that only the latest dated validly executed and timely received proxy counts in a contested election such as this. Vote the WHITE proxy card today by telephone or internet to be sure your proxy is received in time to be counted.  Insituform stockholders who have any questions or need assistance voting their WHITE proxy card should contact Innisfree M&A Incorporated, which is assisting the Company in this matter, toll-free at (888) 750-5834.

Stockholders are urged to vote only Insituform’s WHITE proxy card and to discard the dissident stockholder’s blue proxy card. If stockholders have previously voted a blue card, even to withhold their vote from the dissident stockholder’s nominees, they are urged to please take the time today to vote the WHITE proxy card.

About Insituform

Insituform Technologies, Inc. is a leading worldwide provider of proprietary technologies and services for rehabilitating sewer, water and other underground piping systems without digging and disruption. More information about the Company can be found on its Internet site at www.insituform.com.

Additional Information
Insituform has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) in connection with its 2008 Annual Meeting. Insituform’s stockholders are strongly advised to read the definitive proxy statement carefully, as it contains important information.  Free copies of the definitive proxy statement, and any amendments or supplements thereto, and other materials filed by Insituform with the SEC will be available free of charge on the SEC’s website at www.sec.gov, on Insituform’s website at www.insituform.com under Investors/SEC or by directing requests to Insituform’s proxy solicitor, Innisfree M&A Incorporated, toll free at (888) 750-5834.

Forward-Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  The Company makes forward-looking statements in this document that represent the Company’s beliefs or expectations about future events or financial performance.  These forward-looking statements are based on information currently available to the Company and on management’s beliefs, assumptions, estimates and projections and are not guarantees of future events or results.  When used in this document, the words “anticipate,” “estimate,” “believe,” “plan,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Such statements are subject to known and unknown risks, uncertainties and assumptions, including those referred to in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 10, 2008.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.  In addition, our actual results may vary materially from those anticipated, estimated, suggested or projected.  Except as required by law, we do not assume a duty to update forward-looking statements, whether as a result of new information, future events or otherwise.  Investors should, however, review additional disclosures made by the Company from time to time in its periodic filings with the Securities and Exchange Commission.  Please use caution and do not place reliance on forward-looking statements.  All forward-looking statements made by the Company in this document are qualified by these cautionary statements.

Insituform®, the Insituform® logo, Insituform Blue®, United Pipeline Systems® and Clean Water for the World® are the registered trademarks of Insituform Technologies, Inc. and its affiliates.

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